March 6, 2007

Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:  MEDirect Latino, Inc.
Form 10-K filed October 27, 2006
File No.: 0-51795

Dear Mr. Riedler:

We are in receipt of your correspondence dated November 29, 2006, relating to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006. We submit this letter in response to the comment letter. For ease of reference, we have reproduced the text of the comment from the Staff followed by the Company’s response. For your convenience, we have also included the captions used in the comment letter. For your review, we have filed a copy of an amended Form 10-K that has been marked to indicate where appropriate changes have been made.

Form 10-K filed on October 27, 2006

General

1.	The filing has been amended to include the quarterly data as required by Item 302 of Regulation S-K.

Item 2. Properties, page 12

2.	Discussion has been expanded to identify the individuals for whom the properties were rented. (See page 12.)

3.
Clarification indicating that the termination fee was $3,000 which was paid in connection with the termination of the lease has been provided. Further disclosure was provided indicating the reason surrounding the lease termination. (See page 13.)

2101 West Atlantic Boulevard, Suite #101, Pompano Beach, Florida 33069
Telephone: (954) 321-3540 Facsimile: (954) 321-3507

Item 3. Legal proceedings, page 13

4.	Expanded disclosure setting forth the nature of the alleged criminal wrongdoing and the basis for the request for treble damages in the DDI litigation has been provided. (See page 13.)

5.
We are currently involved in evaluating litigation options with regard to determining whether or not the unlawfully withheld property has had any adverse affect on operations or financial results. Disclosure has been revised to delete substantially similar information relating to Ms. Rice. Ms. Rice took open litigation files which are still pending. As of this date, the Company is unable to determine the damages resulting from this action. (See page 13)

Item 6. Selected Financial Data, page 15

6.	The loss per share information as required by Item 301 of Regulation S-K has been provided. (See pages 15 and 16.)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

From Inception to June 30, 2006, page 16

7.	Disclosure of the nature of the costs included in the “Officers benefits - related parties” has been provided. (Page 18.)

Selling, general and administrative, page 17

8. This section has been revised to reflect the breakdown of expenses. (See page 17)

Interest and financing cost, page 17

9. Disclosure of the breakdown of the interest and financing costs has been provided. (See page 18.)

General trends and outlook, page 18

10.	A description of the loan agreement with Granite Creek, along with the terms, has been provided. (See page 19.)

Critical Accounting Policies, page 20

Revenue Recognition

11.	The accounting policy for the co-payments from customers in this section and in notes to the financial statements has been provided under Critical Accounting Policies.

Allowance for Doubtful Accounts, page 21

12.	Additional categories setting forth allowance for doubtful accounts have been provided. (See page 21 and 22.)

Stock based compensation, page 23

13.
A description as to how and when the cost of issuing equity instruments is recognized and how fair value is established has been provided. Clarification as to whether the disclosure relates to stock issued or stock based compensation has been provided. (Page 23.)

Financial Statements for years ended June 30, 2006, 2005 and 2004

Consolidated Statements of Operations, page 27

14.	There was no dilution per share therefore no disclosure is required. (See Note 18 of the Financial Statements).

15.	Supplementally, we have provided a detailed calculation addressing the reason why the weighted average shares outstanding complies with GAAP. (See Note 18 to Financial Statements)

Note 1. Organization and summary of significant accounting policies, page 30

Earnings per share, page 32

16.	There was no dilution per share therefore no disclosure is required. (See Note 18 of the Financial Statements.)

Note 10. Stockholder’s Equity, page 36

17.
Footnote disclosure has been revised to better explain the valuation techniques used to value and record founders shares issued. Such disclosure includes significant factors, assumptions and methodologies used in determining the fair value of this stock. (See Note 11 of the Financial Statements.)

Note 17. Restatement of Financial Statements, page 40

18.
An 8-K will in fact be filed in connection with the restatements to the financials. An 8-K was not filed sooner based on outstanding unresolved issues affecting the re-statements, specifically relating to valuation of stock based compensation. (See Note 11 of the Financial Statements.)

Item 9A. Controls and procedures

19.
The information was not erroneous at the time of filing and was restated as audits were completed. Further, additions were made to the Company’s accounting department at a senior level to assist in controls and procedures.

Item 11. Executive Compensation, page 46

20.
Footnote disclosure for each individual itemizing the nature of each component of other compensation has been provided. The dollar amount for each individual has been disclosed in the table. The methods used in determining such compensation have been provided utilizing either the Black Sholes or the fair market value methods. (See “All other compensation” table on pages 48 and 49.)

Item 13. Certain relationships and related transactions, page 48

21. Information required by Item 404(a) has been provided. (See pages 50-51.)

22.	All documents related to the related transactions have been provided in the exhibits as required. (See Exhibit 10.4.)

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Debra L. Towsley

Debra L. Towsley
President